Dejour Secures Additional C$2.5 MM in Bridge Loan Facilities to
Support Kokopelli Completions

VANCOUVER, British Columbia--(MARKETWIRED)—JUNE 23, 2015 -- Dejour Energy Inc. (NYSE MKT:DEJ) (DEJ.TO) (“Dejour” or the “Company”), an independent oil and gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, today announced that it has closed a bridge loan commitment of up to C$ 2.5 million by companies associated with a principal and director of Dejour, on the same terms as the previously secured C$4 million bridge loan facility. These funds are targeted to provide for the balance of completion capital required by Dejour to see the eight wells recently drilled at Kokopelli through to production. The independent members of the Board of Directors approved the loan agreement and the principal and director appropriately abstained from voting in the loan transaction.

As previously reported, Dejour owns an ongoing 25% working interest in the Kokopelli Project. The funds drawn under this facility represent the pro-rata contribution required to be paid by Dejour to maintain its full share of the current development phase and includes costs related to project infrastructure intended to maximize future production efficiencies. The successful establishment of gas volumes from the high pressure Mancos could significantly alter the production profile of the entire project and the value of the total hydrocarbon resource available at Kokopelli.

“As a result of closing these two recent low cost funding transactions, Dejour has been provided with the requisite capital needed to achieve our performance targets. We are especially pleased to see the new Kokopelli wells being integrated into our overall production profile as it represents the successful culmination of several years of planning and development efforts. We have confidence that completion success of the strategic new Mancos/Niobrara indicated discovery will act as a strong catalyst to secure a commercial long term banking relationship to fund the continued development of this project. The Company will notify the market when completion activities commence,” stated Robert L. Hodgkinson, Chairman & CEO.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (39,998 net acres) and Peace River Arch regions (14,444 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production, operating activities and use of funds and timing of use of funds that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company’s ongoing review by NYSE MKT (“the Exchange”) to ensure the Company continues to regain compliance with Section 1003(a)(iv) of the Company Guide which addresses a Company’s ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
investor@dejour.com
or
Craig Allison, 914-882-0960
Investor Relations – New York
callison@dejour.com